                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

                      Tender Offer Statement Under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                  -------------

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                  (Translation of Name of Issuer Into English)

                      AES COMUNICACIONES DE VENEZUELA, C.A.
                           a company jointly owned by
                               The AES Corporation
                                       and
                              Corporacion EDC, C.A.
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offerors))

                         CLASS D SHARES OF COMMON STOCK,
                   Nominal Value Bs. 36.90182224915 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    P3055Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Barry J. Sharp, Senior Vice President and Chief Financial Officer, The AES Corporation, 1001 North 19th Street, Arlington, Virginia 22209
                               Tel: (703) 522-1315

                                    Copy to:

           Michael E. Gizang, Skadden, Arps, Slate, Meagher & Flom LLP
                      Four Times Square, New York, NY 10036
                               Tel: (212) 735-2704
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
 Transaction Valuation*                                  Amount of Filing Fee
    $12,979,759 (1)                                          $2,595.95(2)

* Set forth the amount on which the filing fee is calculated and state how it was determined.

         (1) The transaction value is calculated by multiplying the amount of Shares being sought by the offerors which are estimated to be owned by U.S. persons, being 3,785,763, by the offer price per Share, $3.4285714.

         (2) The amount of filing fee is calculated by multiplying the transaction valuation, $12,979,759, by 0.0002 pursuant to Rule 0-11(d) under the Exchange Act of 1934, as amended.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $2,595.95                                   Filing Party: AES Comunicaciones de Venezuela, C.A.
Form or Registration No.: Tender Offer Statement on Schedule TO       Date Filed:   September 25, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



























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



         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission ("SEC") on September 25, 2001 and as amended and supplemented prior to the date hereof (the "Schedule TO") by AES Comunicaciones de Venezuela, C.A. (the "Purchaser"), a Venezuelan company indirectly jointly owned by The AES Corporation and Corporacion EDC, C.A., relating to the offer by the Purchaser to purchase 199,968,608 shares of common stock of Compania Anonima Nacional Telefonos de Venezuela (CANTV) ("CANTV") for $3.4285714 in cash per share, on the terms and subject to the conditions set forth in the Venezuelan Offer to Purchase dated September 25, 2001, as amended, and Share Letter of Transmittal, English versions of which were attached to the Schedule TO as Exhibits (a)(1)A and (a)(1)C, respectively (collectively referred to as the "Venezuelan Offer").

         ALL THE INFORMATION IN THE VENEZUELAN OFFER TO PURCHASE, INCLUDING THE ANNEXES THERETO, AND THE RELATED SUMMARY TERM SHEET AND SHARE LETTER OF TRANSMITTAL AND ANY SUPPLEMENT OR AMENDMENT THERETO RELATED TO THE VENEZUELAN OFFER HEREAFTER FILED WITH THE SEC BY THE PURCHASER IS INCORPORATED HEREIN BY REFERENCE IN RESPONSE TO ITEMS 1-11 OF SCHEDULE TO.

ITEMS 5, 6 AND 11. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS; PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS; ADDITIONAL INFORMATION.

Items 5, 6 and 11 of the Schedule TO are hereby amended and supplemented as follows:

         Representatives of the Purchaser have had preliminary contacts with representatives of CANTV with respect to possible alternatives to the tender offers to purchase shares and ADSs of CANTV commenced by the Purchaser on September 25, 2001, including possible termination of such offers. No agreement or understanding was reached. No assurance can be given that any such contacts will be re-initiated, that any negotiations will take place or that any agreement or understanding will be reached between the Purchaser and CANTV.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 5, 2001        AES Comunicaciones de Venezuela, C.A.

                                        /s/ Paul Hanrahan
                                        ------------------------------------
                                        Name:  Paul Hanrahan
                                        Title: Director


Date:  November 5, 2001        The AES Corporation

                                        /s/ Paul Hanrahan
                                        ------------------------------------
                                        Name:  Paul Hanrahan
                                        Title: Executive Vice President


Date:  November 5, 2001        Corporacion EDC, C.A.

                                        /s/ Paul Hanrahan
                                        ------------------------------------
                                        Name:  Paul Hanrahan
                                        Title: Director












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



                                  EXHIBIT INDEX

Exhibit
Number         Description
-------------- -----------------------------------------------------------------
(a)(1)A.       Venezuelan Offer to Purchase dated September 25, 2001, as
               translated into English*
(a)(1)B.       Summary Term Sheet to the Venezuelan Offer to Purchase dated
               September 25, 2001*
(a)(1)C.       Share Letter of Transmittal*
(a)(1)D.       Text of press release announcing intention to commence the U.S.
               and Venezuelan offers, dated August 29, 2001*
(a)(1)E.       Summary Advertisement as published in The New York Times on
               September 25, 2001*
(a)(1)F.       Text of press release announcing commencement of U.S. and
               Venezuelan offers, dated September 25, 2001*
(a)(1)G.       Text of Notice sent by the Purchaser to ADS holders on October 9,
               2001*
(a)(1)H.       Text of Notice sent by the Purchaser to ADS holders dated October
               12, 2001*
(a)(1)I.       Text of press release issued October 25, 2001*

-----------
*   Previously Filed
















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